Apex Clearing Corporation

Statement of Financial Condition and Supplemental Schedules With Report of Independent Registered Public Accounting Firm

December 31, 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/22_____ AND ENDING _____12/31/22_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _Apex Clearing Corporation_____

TYPE OF REGISTRANT (check all applicable boxes):

✓ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Dallas Center, 350 N. St. Paul Street, Suite 1300_____
                                        (No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Janet De La Fuente	214-765-1276	jdelafuente@apexfintechsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP_____
                        (Name – if individual, state last, first, and middle name)

30 S. Wacker Dr., Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William Brennan__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Apex Clearing Corporation___, as of ___December 31 2022__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _(signature)_

Title: __CAO__

___

Notary Public

This filing** contains (check all applicable boxes):

✓ (a) Statement of financial condition.

✓ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

✓ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

✓ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

✓ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

✓ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

✓ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

✓ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Apex Clearing Corporation

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Apex Clearing Corporation (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
February 24, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

APEX CLEARING CORPORATION
STATEMENT OF FINANCIAL CONDITION

		December 31, 2022
Assets		
Cash	$	179,963,572
Cash - segregated for regulatory purposes		5,871,759,855
Restricted collateral held in trust		875,898,688
Securities - segregated for regulatory purposes, at fair value		2,520,291,998
Securities borrowed		97,059,999
Receivables, net		
Customers		1,210,647,255
Receivables from affiliates		10,144,803
Brokers, dealers, correspondents and clearing organizations		179,072,310
Total receivables, net		1,399,864,368
Property and equipment, net		7,255,780
Operating lease right-of-use assets		4,569,811
Equity securities - user-held fractional shares		170,182,758
Other assets		63,260,832
Total assets	**$**	**11,190,107,661**
Liabilities and stockholder's equity		
Securities loaned	$	947,717,851
Payables		
Customers		9,260,033,739
Brokers, dealers, correspondents and clearing organizations		156,483,676
Payables to affiliates		901,990
Accrued expenses and other liabilities		79,582,460
Total payables		9,497,001,865
Equity securities - repurchase obligations		170,182,758
Operating lease right-of-use liabilities		6,296,191
Total liabilities		**10,621,198,665**
Commitments and contingencies		
Stockholder's equity		
Common stock, $0.10 par value		10,000
200,000 shares authorized; 100,000 issued and outstanding		
Preferred stock, $1.00 par value		1
1,000 shares authorized; 1 issued and outstanding		
Additional paid-in capital		309,008,482
Retained earnings		259,890,513
Total stockholder's equity		**568,908,996**
Total liabilities and stockholder's equity	**$**	**11,190,107,661**

See accompanying notes to the statement of financial condition.

APEX CLEARING CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION AND NATURE OF BUSINESS

Apex Clearing Corporation (the "Company") was incorporated on December 12, 1978 in the State of New York. The Company is a wholly owned subsidiary of Apex Fintech Solutions Inc. ("Apex Fintech"). On February 14, 2022, the Apex Fintech converted from a limited liability company to a C-corporation in the State of Delaware and changed its name to Apex Fintech Solutions Inc. Apex Fintech is majority owned by PEAK6 APX Holdings LLC ("PEAK6 Holdings"). PEAK6 Holdings became the majority owner of Apex Fintech on February 28, 2022, when the ownership in Apex Fintech was transferred to PEAK6 Holdings from the previous majority owner, PEAK6 Investments LLC.

The Company operates as a clearing broker-dealer and is registered with the U.S. Securities and Exchange Commission ("SEC") and with the Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), is a non-clearing Futures Commission Merchant ("FCM") registered with the National Futures Association ("NFA"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a member of various exchanges, the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and is a participant in the Depository Trust Company ("DTC"). The Company provides clearing, custody, execution, prime brokerage, margin lending, securities lending, and other back office services to customers of introducing brokers, as well as direct customers and joint back office counterparts. The Company primarily operates in the securities brokerage industry and has no other reportable segments.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB"). The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosures of contingent assets and liabilities in the notes to the Statement of Financial Condition at the date of the Statement of Financial Condition. On an ongoing basis, management evaluates its significant estimates, including, but not limited to, the useful lives of property and equipment, the estimate of credit losses and provision for income taxes. In accordance with U.S. GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates. Management believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable.

Cash

The Company has cash on deposit with major financial institutions. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

The Company has significant balances and/or activity with several banks that have no history of defaults, nor have they had a previous issue with customer deposits and all balances are held in banks that are FDIC insured. In addition, on a regular basis the Company reviews their banks' public regulatory submissions to review creditworthiness and liquidity stress test results. Based on the above factors, it has been determined that there is no material current expected credit loss under Accounting Standards Update, ("ASU"), No. 2016-13, *Measurement of Credit Losses on Financial Instruments – Credit Losses* ("ASC 326") for any cash deposits, including those segregated under Federal and other regulations.

Cash - Segregated for Regulatory Purposes

The Company, as a regulated broker-dealer and FCM, is subject to the customer protection rule, and is required by its primary regulators, the SEC, FINRA, and the CFTC to segregate cash to satisfy rules regarding the protection of client assets under SEC Act of 1934 rule 15c3-3 ("Rule 15c3-3") and CFTC Title 17, which are subject to withdrawal restrictions.

Restricted Collateral Held in Trust

The Company provides a 'fully-paid securities lending program' to its customers, under which enrolled customers loan their fully paid and excess margin securities to the Company who in turn lends those securities to various market participants. Under the requirements of Rule 15c3-3, the Company fully collateralized these loans with cash and/or U.S. government securities.

Receivable from and Payable to Customers

The Company's receivables from customers consist primarily of fully collateralized margin loans. If the value or liquidity of that collateral declines, or if margin calls are not met, the Company may consider a variety of credit enhancements, including, but not limited to, seeking additional collateral. In valuing receivables that become less than fully collateralized, the Company compares the estimated fair value of the collateral, deposits, and any additional credit enhancements to the balance of the loan outstanding and evaluates the collectability from the customer or the correspondent based on various qualitative factors, including, but not limited to, the creditworthiness of the counterparty and the nature of the collateral and available realization methods. The Company records a loss, to the extent that the collateral, and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover the deficit in the account.

Amounts receivable from and amounts payable to customers include amounts due on cash and margin transactions. The Company relies on individual customer agreements to net receivables and payables. It is the Company's policy to settle these transactions on a net basis with its customers.

Securities owned by customers are held as collateral for receivables. Receivables and payables are reflected in the Statement of Financial Condition on a settlement-date basis. Margin interest income is accrued daily based on rates of interest agreed to in customer agreements.

Generally, receivables from customers are created through secured margin lending by the Company and through market activity that can create a cash shortage. This shortage is secured by positions that, when liquidated, reduce and/or eliminate the Company's customer receivable. This category also includes interest and all other fees that are directly charged to the customer's account that become a component of the Company's customer receivable. The risk of loss is the failure of the customer to repay its debt, in which case, the Company has the right to pursue the customer's correspondent broker by either reducing commissions paid to the correspondent broker or by charging the correspondent broker's deposit account. The correspondent's security deposit would be required to be replenished in accordance with terms of the agreement.

Customers and correspondents each enter into margin agreements setting rules of conduct between the customer, correspondent, and the Company. The Company monitors customer receivables and implements loss mitigation policies that include securing customer receivables with marketable positions, reviewing daily reports indicating customer unsecured receivables, and securing customer debits by charging correspondents monthly for any customer's unsecured receivable. Additionally, to ensure all costs associated with the departure of a customer are received by the Company, customers are required to leave a portion of their accounts with the Company to absorb any final costs that had not yet been charged to the customer. Any residual account value is returned to customer after all costs are charged to their account.

There have been no losses on customer receivables for the past year. The primary loss associated with a customer receivable will be incurred by the correspondent broker. The correspondent's security deposits serve to secure any customer receivable losses. Based on the above factors, it has been determined that any current expected credit loss under ASC 326 for customer receivables would be immaterial, and therefore, no reserve is recorded as of December 31, 2022.

Investments in Securities

The Company's investments in securities are recorded on a trade date basis and are reflected at fair value on the Statement of Financial Condition. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Interest income and expense include premiums and discounts amortized and accreted on debt investments.

Receivables from and Payables to Brokers, Dealers, Correspondents and Clearing Organizations

Receivables include amounts receivable relating to open transactions, non-customer receivables, and amounts related to unsettled securities activities. Payables include amounts payable relating to open transactions, non-customer payables, and amounts related to unsettled securities activities. These balances are reported net by counterparty when the right of offset exists.

Receivables from clearing organizations include cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities and amounts due from DTC, NSCC, OCC and CFTC. Each has specific industry standard daily reconciliations of their securities activity, net settlements, and a daily update of margin and clearing fund requirements for NSCC, OCC and CFTC. DTC's clearing fund requirement is updated monthly. There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables. Based on the above factors, the Company has determined an allowance for credit losses ("ACL") under ASC 326 for receivables from clearing organizations is not needed as of December 31, 2022.

The Company collects commissions and other fees from correspondent introducing brokers' customers either monthly or periodically through the month. As stipulated by individual agreements with correspondent introducing brokers ("correspondents" or "clients"), the Company remits net amounts due to correspondents after deducting charges for clearing, execution, and others as applicable.

Securities Failed to Deliver and Securities Failed to Receive

Securities failed to deliver or securities failed to receive represent sales and purchases of securities by the Company, respectively, either for its account or for the accounts of its customers or other brokers and dealers, which were not delivered or received on settlement date. Such transactions are initially measured at their contracted value. These amounts are included in Receivables from and Payables to Brokers, Dealers, Correspondents and Clearing Organizations in the Statement of Financial Condition.

Securities failed to deliver fall under the scope of ASC 326 and are subject to losses due to counterparty risk as well as market risk through buy-ins. The Company is a participant in Continuous Net Settlement ("CNS"), the process used by NSCC that guarantees and nets street-wide activity, confirms all activity and ending positions, and marks them to market daily. The Company also participates in Obligation Warehouse, who reprices and attempts to settle certain outstanding fails through the automated CNS process. Broker fails outside of CNS and Obligation Warehouse occur infrequently and are immaterial, and therefore no ACL is recorded under ASC 326 as of December 31, 2022.

Risk of loss of CNS fails is very low as they are marked to market daily and guaranteed by NSCC. Non-CNS fails receivable are collateralized by securities. The Company's use of Obligation Warehouse reduces overall non-CNS fails coupled with continuous monitoring has resulted in minimal losses over the past three years. Based on the above factors, there is no material current expected credit loss under ASC 326 for Securities failed to deliver as of December 31, 2022.

Securities Borrowed and Securities Loaned and Reverse Repurchase Agreements

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral, and cash both held at and moving through DTC as appropriate for each counterparty. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or returned as necessary. Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") are accounted for as collateralized agreements, which are classified as Securities purchased under agreements to resell - segregated for regulatory purposes within the Statement of Financial Condition. The Company enters into reverse repurchase agreements as part of its cash management strategy. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Securities borrow and loan fees represent interest or (rebate) on the cash received or paid as collateral on the securities borrowed or loaned. Interest on such contract amounts is accrued, where interest receivable and interest payable are included in the Statement of Financial Condition in Receivable from broker-dealers, and Accrued expenses and other liabilities, respectively.

The Company applies a practical expedient to ASC 326 regarding its securities borrowed and loaned balances and their underlying collateral. Inherent in this activity, the Company and its counterparties to securities borrowed and loaned transactions, mark to market the collateral, securing these transactions on a daily basis through DTC. The counterparty continually replenishes the collateral securing the asset in accordance with standard industry practice. Based on the above factors, there is no material current expected credit loss under ASC 326 for Securities borrowed and loaned transactions is not needed as of December 31, 2022.

Other Assets

Other assets are comprised of interest and other receivables, prepaid expenses, loan receivable, and DTC stock.

Operating Leases

The Company determines if an arrangement is a lease for accounting purposes at the inception of the agreement and accounts for the lease as either a financing lease or an operating lease, depending on the terms and conditions of the lease. The Company has elected to apply the practical expedient which allows the Company to account for lease and non-lease components of a contract as a single leasing arrangement. The Company records right-of-use ("ROU") assets and lease obligations for its operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease.

A rate implicit in the lease when readily determinable is used in arriving at the present value of lease payments. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate ("IBR") based on information available at lease commencement date in determining the present value of lease payments. In determining the appropriate IBR, the Company considers information including, but not limited to, the lease term and the currency in which the arrangement is denominated.

Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company does not separate lease components from non-lease components across all lease categories. Variable lease payments are expensed as incurred and are not included in measurement of ROU assets and lease liabilities. Rent expense for operating leases is recognized using the straight-line method over the term of the agreement beginning on the lease commencement date. Operating lease ROU assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

As of December 31, 2022, the Company had no finance leases.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization, and consist primarily of computer hardware and furniture, fixtures, and equipment. Depreciation is recorded using the straight-line basis and estimated useful service lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are reviewed annually for impairment, with no such impairment loss recorded in the current year.

Equity Securities - User-Held Fractional Shares

The Company facilitates end-user customer purchases and sales on a notional or fractional basis through its principal account. Fractional shares held by customers do not meet the criteria for derecognition under ASC 860, *Transfers and Servicing,* and are accounted for as a secured borrowing with a repurchase obligation. When a customer purchases a fractional share, the Company recognizes the cash received for the user-held fractional share as pledged collateral, recorded as Equity securities - user-held fractional shares, and an offsetting liability to repurchase the share, recorded as Equity securities - repurchase obligations in the Statement of Financial Condition. The Company measures these financial assets and the corresponding financial liabilities for fractional shares at fair value. The fair value of the fractional share financial assets is determined using quoted prices in active markets. The Company earns transaction-based revenue when shares are purchased or sold to fulfill customer fractional share transactions.

Revenue Recognition

The Company's revenue from contracts with clients is recognized when a performance obligation is satisfied, typically in the month that services are provided. These performance obligations are primarily to provide brokerage, clearing, execution and other administrative support. The Company bills each client for such services monthly, with payment terms of net 30 days. Revenues are primarily earned on customer transactions and assets under management. Interest income and Other income are considered revenue from sources other than contracts with clients.

Transaction-Based Revenue

Transaction-based revenues consist of clearing fees, execution fees, and other contract revenues based on client's account activity. Clearing and execution revenue is driven by trade volume plus monthly charges for processing capability where applicable. This revenue is generally recognized on a trade date basis. The customer account activity revenue consists of bank ACH fees, wire fees, new account fees and clearing organization trading activity fees charged to clients. The Company records the customer account activity revenue when the transactions occur.

Asset-Based Revenue

Asset-based revenue consists of interest income and other contractual revenues based on assets held in a client's account. Interest income includes margin interest income and interest on client cash invested in banks plus securities lending revenue. The revenue based on client account assets primarily consists of funded account fees, ACAT fees and paper statement fees and proxy fees. The Company primarily records this revenue in the month the revenue is earned and the service is performed. Other types of revenue consist of firm trading gains or losses and integration fees.

Translation of Foreign Currencies

The Company's functional base currency is the U.S. Dollar and its clients have a minimal amount of assets and liabilities denominated in foreign currencies. The assets and liabilities denominated in foreign currencies are translated at year end rates of exchange and result in no risk to the Company, as these are client assets and liabilities, not the Company's. The Company has limited foreign currency exchange exposure and does not hedge its foreign currency risk.

Share-Based Compensation

The Company's employees participate in Apex Fintech's stock-based compensation plan. Share-based compensation is accounted for under ASC 718, *Compensation - Stock Compensation* ("ASC 718"), which recognizes awards at fair value on the date of grant and the recognition of compensation expenses over the period during which an employee is required to provide services in exchange for the awards, known as the requisite service period (usually, the vesting period). The grant date fair value is utilized for restricted stock unit awards ("RSUs") and stock options. Time-based and graded vesting service awards are recognized on a straight-line basis over the employees' requisite service period. To date, Apex Fintech has issued share-based awards with only service-based vesting conditions. All share-based awards are classified as equity, as they may only be settled in shares of the Apex Fintech's common stock.

Subsequent to the vesting period, earned stock-settled restricted stock units (equity classified) are paid to the holder in shares of Apex Fintech common stock, provided the holder is still employed with the Company as of the vesting date.

Income Tax

The Company files a consolidated U.S. income tax return with Apex Fintech on a calendar year basis and combined or separate returns for state tax purposes where required. Deferred tax assets and liabilities are determined based on the temporary differences between carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months because the tax positions may be settled in cash or otherwise resolved with taxing authorities. When applicable, a valuation allowance is

established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. Current and deferred tax expense is allocated to the Company based on a "separate return" method. Under this method the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Apex Fintech. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Any difference between the tax provision (or benefit) allocated to the Company under the separate return method and payments to be made to (or received from) Apex Fintech for tax expense are ultimately settled through cash transfers.

Recently Accounting Pronouncements – Issued but not yet Adopted

The Company's management has evaluated all of the recently issued, but not yet effective, accounting standards that have been issued or proposed by the FASB or other standards-setting bodies through the filing date of the Statement of Financial Condition and does not believe the future adoption of any such pronouncements will have a material effect on the Company's financial position.

3.   CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

The Company is a registered broker-dealer and is subject to Rule 15c3-3 under the Securities Exchange Act of 1934, the customer protection rule ("Rule 15c3-3"). Rule 15c3-3 requires the maintenance and periodic deposit or withdrawal of cash and/or qualified securities, as defined, in special reserve accounts for the exclusive benefits of customers and proprietary accounts of brokers or dealers ("PABs"). Cash and qualified securities held for the exclusive benefit of customers and PABs under Rule 15c3-3 consist of the following:

	As of December 31, 2022
Customers – Cash[1]	$ 5,754,461,995
Customer – Qualified securities:	
U.S. Treasuries[2]	2,520,291,998
PAB – Cash[1]	107,927,884
Total	**$ 8,382,681,877**

Additionally, the Company is subject to cash segregation requirements under CFTC Regulation 1.32. Cash segregated under CFTC Regulation 1.32 consists of the following:

	As of December 31, 2022
CFTC segregated cash[1]	$ 9,369,976
Cash held at clearing FCM[3]	92,744,712
Total	**$ 102,114,688**

1   Included in the Statement of Financial Condition in Cash – segregated for regulatory purposes.
2   Included in the Statement of Financial Condition and for Rule 15c3-3 at market value.
3   Included in the Statement of Financial Condition in Receivables from customers.

4. **RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, CORRESPONDENTS AND CLEARING ORGANIZATIONS**

Receivables from brokers, dealers, correspondents and clearing organizations consist of the following:

	As of December 31, 2022
Deposits with clearing organizations	$ 150,242,867
Securities failed to deliver	6,891,696
Other fees and commissions receivable	10,800,221
Receivables from correspondents, net of allowance of $126,614	10,865,111
Proprietary accounts of brokers or dealers	272,415
Total	**$ 179,072,310**

Payables to brokers, dealers, correspondents and clearing organizations consist of the following:

	As of December 31, 2022
Proprietary accounts of brokers or dealers	$ 74,446,113
Securities failed to receive	28,845,663
Payables to correspondents	53,191,900
Total	**$ 156,483,676**

5. **PROPERTY AND EQUIPMENT, NET**

Property and equipment, net consist of the following:

	As of December 31, 2022
Computer hardware	$ 10,509,887
Leasehold improvements	2,959,064
Capitalized internal use software development costs	1,786,324
Furniture, fixtures, and equipment	1,170,312
Construction in progress - leasehold improvements	514,487
Software	276,375
Total property and equipment	**17,216,449**
Less: Accumulated depreciation and amortization	(9,960,669)
Property and equipment, net	**$ 7,255,780**

6. **NETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES**

Substantially all of the Company's securities borrowing and securities lending activity is transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments. These financial instruments are presented on a gross basis in the Statement of Financial Condition.

The potential effect of rights of setoff associated with the Company's recognized assets and liabilities is as follows:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition[1]	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged[2]	Net Amount[3]
As of December 31, 2022					
Assets					
Securities borrowed	$ 97,059,999	$ —	$ 97,059,999	$ (93,819,599)	$ 190,879,598
Liabilities					
Securities loaned	947,717,851	—	947,717,851	(729,494,025)	$1,677,211,876

1   Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.

2   Represents the fair value of collateral the Company had received or pledged under enforceable master agreements.

3   Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

7.   FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820, *Fair Value Measurements*, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 -   Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment, as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 -   Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequently refreshed than those in active markets or by models that use various assumptions derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than those determined by quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and applicable underlying assumptions. Examples of observable inputs other than quoted prices for the asset or liability are interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates.

Level 3 -   Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

Level 1 – Investment and trading securities – Quoted market prices are used where available.
Level 2 – Investment and trading securities – Relevant quotes from the appropriate clearing organization.

The following table summarizes the assets measured at fair value on a recurring basis based on the three-tier fair value hierarchy:

	Level 1	Level 2	Level 3	Total
As of December 31, 2022				
Assets				
U.S. government securities	$2,520,291,998	$ —	$ —	$2,520,291,998
Equity securities - user-held fractional shares	170,182,758	—	—	170,182,758
Total financial assets	**$2,690,474,756**	**$ —**	**$ —**	**$2,690,474,756**
Liabilities				
Equity securities - repurchase obligations	$ 170,182,758	$ —	$ —	170,182,758
Total financial liabilities	**$ 170,182,758**	**$ —**	**$ —**	**$ 170,182,758**

There were no transfers between levels during the periods presented. U.S. government securities are included in Securities - segregated for regulatory purposes, at fair value in the Statement of Financial Condition.

8. COLLATERAL

The Company receives collateral in connection with margin lending, securities borrowed, and reverse repurchase agreements. Under various agreements, the Company is permitted to pledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver the securities to counterparties to cover short positions. The collateral pledged in securities lending transactions is marked to market on a daily basis and not subject to term commitments.

The Company's collateral under margin lending, securities borrowed, and reverse repurchase agreements is as follows:

	As of December 31, 2022
Accessible collateral from margin lending	$ 1,609,227,586
Accessible collateral from securities borrowed and securities purchased under agreements to resell	87,341,668
Collateral utilized to support securities lending contracts	64,845,461
Collateral pledged in securities lending	658,093,289

9. SHORT-TERM BORROWINGS

As of December 31, 2022, the Company had short-term bank credit facilities with eight financial institutions with available borrowing capacity and variable terms of $590 million, and additional guideline capacity from two financial institutions. There were no amounts drawn as of December 31, 2022.

| | As of December 31, 2022 | | | | |
	Committed Unsecured	Uncommitted Unsecured	Uncommitted Secured	Total Facility Size	Expire Date
Facility 1	$ —	$ 10,000,000	$ 125,000,000	$ 125,000,000	None
Facility 2	—	10,000,000	—	10,000,000	None
Facility 5	35,000,000	—	—	35,000,000	January 2023
Facility 6	—	25,000,000	150,000,000	150,000,000	None
Facility 12	—	—	15,000,000	15,000,000	None
Syndicate Line	255,000,000	—	—	255,000,000	April 2023
	$ 290,000,000	$ 45,000,000	$ 290,000,000	$ 590,000,000	

On January 20, 2022 the Company entered into the second amendment and modification to revolving agreement and loan consolidation agreement ("Facility 5 Amended Agreement") with a financial institution that consolidated the two lines of credit the Company had under previous agreements with the financial institution into one line of credit and increased the line of credit to $35 million. The Facility 5 Amended Agreement is schedules to expire on January 19, 2023 and bears interest on the unpaid principal at an annual rate equal to the adjusted one month term SOFR plus 0.1148% and a margin of 3.2%.

During February 2022, Facility 4 was terminated.

On April 26, 2022, the Company entered into the third amendment to a brokerage credit agreement ("Facility 6") with a financial institution that increased the uncommitted secured revolving lending facility to $150 million and the maximum amount available under the uncommitted unsecured revolving lending to $25 million. The aggregate amount that can be borrowed under Facility 6 shall not exceed $150 million.

On April 29, 2022, the Company entered into the fifth amendment to a credit agreement ("Syndicate Line Agreement") with certain financial institutions that increased the committed, unsecured revolving lending facility to $255 million. The Syndicate Line Agreement is scheduled to expire on April 28, 2023 and bears interest on the unpaid principal at an annual rate based on the greater of the 1-month secure overnight financing rate plus 0.11448%, the upper limit of the federal funds target range or 0.25% plus an applicable margin of 2.50%.

On September 20, 2022, the Company entered into a revolving demand note ("Facility 12") with a financial institution, that allows the Company to borrow up to $15 million. Facility 12 bears interest at the prime rate, as defined in the agreement, with a minimum rate of 3.50%.

The Company has a demand promissory note with a financial institution ("Facility 11") that provides an uncommitted and unsecured revolving credit facility, that permits the Company to borrow at the discretion of the financial institution. Borrowings under Facility 11 by the Company bear interest at the rate in effect at the time the loan is made plus a margin of 3%.

The Company has an uncommitted and secured revolving credit facility with a financial institution ("Guideline Facility"), that permits the Company to borrow at the financial institution's discretion.

10. LEASES

The Company's leases primarily consist of office spaces and rental equipment. As of December 31, 2022, the weighted-average remaining lease term on these leases is approximately 4.2 years and the weighted-average discount rate used to measure the lease liabilities is 3.63%. As of December 31, 2022, the operating lease right-of-use asset is $4,569,811 and the operating lease liability is $6,296,191. Expense from operating leases is calculated and recognized on a straight-line basis over the applicable lease periods, considering rent concessions, lease incentives, and escalating rent terms. The Company's lease agreements do not contain any residual value guarantees, restrictions, or covenants.

The Company has non-cancelable operating leases for its offices and rental equipment and has elected not to separate lease and non-lease components. As of December 31, 2022, future undiscounted cash flows related to operating lease payments are as follows:

	Operating Lease Commitments
2023	$ 1,420,214
2024	1,454,782
2025	1,489,827
2026	1,525,288
2027	1,049,138
Total undiscounted future cash flows related to lease payments	6,939,249
Less: Imputed interest	643,058
Present value of the lease liabilities	$ 6,296,191

11.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

From time to time, the Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of conducting business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the Statement of Financial Condition or the accompanying notes as of December 31, 2022.

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. They are further defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of indebtedness of others. Guarantees made by a clearing broker-dealer can be a reduction to regulatory Net Capital.

As previously disclosed, the Company is a member of certain clearing organizations. The Option Clearing Corporation ("OCC") is formed as a mutual in which members agree to fund another member's deficit if that member's clearing fund has been extinguished. The OCC has not had a significant issue with a member's deficit. The Company, therefore, cannot estimate any guarantee obligation associated with the OCC membership. Further, management believes the exposure to be remote and therefore, the Company does not take a reduction to regulatory Net Capital for this guarantee nor has a reserve been established in the Statement of Financial Condition.

Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12.   SHARE CAPITAL

The Company's share capital consists of common stock and preferred stock. Authorized common stock includes 200,000 shares with a par value of $0.10 per share. There are currently 100,000 shares outstanding. Authorized preferred stock includes 1,000 shares with a par value of $1.00 per share. There is currently one share outstanding.

The Company paid a dividend of $20,000,000 to Apex Fintech during the year ended December 31, 2022.

13.   SHARE-BASED COMPENSATION

Under the Apex Fintech Solutions, Inc. Equity Incentive Plan ("AFS Equity Plan"), up to 47,000,000 shares of Apex Fintech's common stock may be granted as share-based awards to eligible participants, as options to purchase shares of common stock in the form of incentive stock options or nonqualified stock options; stock appreciation rights ("SARs") in the form of tandem SARs or free-standing SARs; stock awards in the form of restricted stock awards ("RS Awards"), restricted stock unit awards ("RSUs") or other stock awards; and performance awards. Shares granted under the AFS Equity Plan will be issued from authorized but unissued shares.

The AFS Equity Plan is administered by the Compensation Committee of Apex Fintech's Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the AFS Equity Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements.

Restricted Stock Unit Awards

The following table summarizes the activity for RSUs for the year ended December 31, 2022:

	Number of RSUs		Weighted- average grant date fair value
Unvested at December 31, 2021	—	$	—
Granted	2,410,458	$	8.68
Vested	(1,739,457)	$	8.73
Forfeited	(81,667)	$	8.76
Unvested at December 31, 2022	589,334	$	8.52

RSUs represent the right to receive one share of the Apex Fintech's common stock upon vesting. RSUs granted under the AFS Equity Plan for the year ended December 31, 2022 were 2,410,458, of which 400,000 RSUs have a time-based graded-vesting term of two years with 33.3% vested on June 30, 2022, 1,556,958 RSUs cliff-vested on December 31, 2022, 392,500 RSUs RSUs have time-based graded-vesting term of 33.3% vesting on December 31, 2022, 2023 and 2024, respectively, and 61,000 RSUs have a time-based graded-vesting term of four years on the anniversary of the grant date.

Stock Options

On July 1, 2022, the Apex Fintech granted 5,848,200 stock options to certain of the Company's employees that vest over a 4-year period. Options are expensed on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant. These options are subject to graded vesting, beginning on the first anniversary of the grant date, so long as the employee remains continuously employed by the Company. The maximum term of these stock options is ten years.

The fair value of the stock options granted during the year ended December 31, 2022 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2022
Risk-free interest rate	2.08 %
Dividend yield	0.0 %
Expected stock price volatility	30.0 %
Expected life of stock options (in years)	6.25
Fair value of stock options granted (per share)	$ 2.21

The expected life of options represents the weighted average period of time that the equity awards are expected to be outstanding. The risk-free interest rate assumptions was based on pricing and yields on United States Treasuries with a maturity equal to the expected life of the stock options, and if unavailable, the rate was interpolated using the nearest two known time

period. The expected stock price volatility assumption was based on an analysis of the observed implied volatility of a set of guideline companies.

The following table provides a summary of the activity for stock options awarded to the Company's employees for the year ended December 31, 2022:

	Number of options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Terms (Years)	Weighted-Average Grant Date Fair Value
Outstanding as of December 31, 2021	—	$ —		$ —
Granted	5,848,200	$ 6.21		$ 2.21
Vested	—			$ —
Forfeited	(148,000)	$ 6.21		$ 2.21
Outstanding as of December 31, 2022	5,700,200	$ 6.21	9.50	$ 2.21

14.   INCOME TAXES

As of December 31, 2022, the Company has no U.S. federal net operating loss carryforwards and no U.S. state and local net operating loss carryforwards. No valuation allowance was recorded as of December 31, 2022, as the temporary differences disclosed below relate to deferred income tax assets that are more likely than not to be realized in future years. The net deferred tax assets of $7,237,505 is included in Other assets in the Statement of Financial Condition.

The components of the net deferred tax assets and liabilities are as follows:

	As of December 31, 2022
Deferred Income Tax Assets:	
Unrealized loss	7,143,678
Operating lease liabilities	1,820,445
Stock based compensation	809,353
Accrued expenses	451,598
Allowance for credit losses	34,968
Total deferred tax assets	**10,260,042**
Deferred Income Tax Liabilities	
Operating lease ROU assets	1,515,285
Property & equipment	904,242
Internally developed software	492,015
Prepaid expenses	110,995
Total deferred tax liabilities	**3,022,537**
Net deferred tax assets	$ **7,237,505**

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company does not have any material uncertain tax positions. As of December 31, 2022, generally the past three years remain subject to examination by various tax jurisdictions under the statute of limitations. In Illinois, the statute of limitations has been extended for tax year 2017 due to an ongoing income tax audit. In addition, management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2022.

15. EMPLOYEE BENEFIT PLAN

The Company provides a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary match contribution. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

16. RELATED PARTIES TRANSACTIONS

The Company has regularly entered into certain expense sharing and administrative services agreements whereby PEAK6 Group LLC ("PEAK6 Group") and certain of its affiliates charge the Company for, among other things, (i) pass through costs for third party vendors that are shared amongst the entities, (ii) rent and related operating expenses, taxes or other amounts due under leases when the Company and/or any of its subsidiaries shares space that is rented by PEAK6 Group or one of its direct or indirect subsidiaries and (iii) costs related to employee services for individuals employed by PEAK6 Group who provide services to the Company and/or its subsidiaries. Management has reviewed expense allocation methodologies and considers them reasonable. PEAK6 Group is a minority shareholder of Apex Fintech and shares common owners with PEAK6 Holdings.

PEAK6 Group LLC

PEAK6 Group provides various support and other services to the Company and is entitled to fees and other payouts pursuant to the terms of a Support Services Agreement between the Company and PEAK6 Group, as amended (the "SSA"). As of December 31, 2022, the Company had a payable to PEAK6 Investments of $619,873, included in Payables to affiliates in the Statement of Financial Condition.

PEAK6 Capital Management LLC

The Company and PEAK6 Capital Management LLC ("CapMan") maintain a clearing agreement for clearing and execution services provided by the Company. On January 27, 2015, the Company entered into a joint back office ("JBO") arrangement with CapMan. Under terms of the JBO, CapMan purchased preferred stock from the Company for $25,000. As of December 31, 2022, the Company had a receivable of $1,605 from CapMan that is recorded in Receivables from brokers dealers, correspondents and clearing organizations in the Statement of Financial Condition. As of December 31, 2022, CapMan had a net credit balance in their PAB accounts at the Company of $1,357,496 that are included in Payables to customers in the Statement of Financial Condition.

Apex Fintech Solutions UK Limited

Apex Fintech Solutions UK Limited ("AFS UK"), formerly known as PEAK6 NI Limited, is a wholly-owned subsidiary of Apex Fintech, provides various support and other services to the Company and is entitled to fees and other payouts pursuant to the terms of the Services and Expense Sharing Agreement between Apex Belfast and the Company. As of December 31, 2022, the Company had a received due from AFS UK of $461,459, included in Receivables from affiliates in the Statement of Financial Condition.

Electronic Transaction Clearing, Inc.

Electronic Transaction Clearing, Inc. ("ETC") is wholly-owned by Apex Fintech. The Company is providing various support and other services to ETC, and is entitled to fees and other payouts pursuant to the terms of an SSA, effective September 17, 2019 between the Company and ETC. As of December 31, 2022, the Company had a payable due to ETC of $35,176 and securities loaned to ETC of $147,600, recorded in Payables to affiliates and Securities loaned, respectively, in the Statement of Financial Condition.

On March 20, 2020, the Company entered into a revolving, uncommitted, and unsecured line of credit ("ETC Credit Line") with ETC, under which ETC can borrow up to $10,000,000 from the Company. The ETC Credit Line matures on December 31, 2021 and bears interest at 10% per annum, receivable in arrears upon demand or on the maturity date. On December 31, 2021, the Company and ETC entered into an amendment to the ETC Credit Line, extending the maturity date to December 22, 2022. There were no amounts outstanding under this facility as of December 31, 2022.

Apex Crypto LLC

Apex Crypto LLC ("Apex Crypto") is a wholly-owned subsidiary of Apex Fintech. The Company is providing various support and other services to Apex Crypto and is entitled to fees and other payouts pursuant to the terms of the Services Agreement between the Company and Apex Crypto. As of December 31, 2022, the Company had a receivable from Apex Crypto of $100,554 included in Receivables from affiliates in the Statement of Financial Condition.

Apex Silver LLC

As of December 31, 2022, the Company had a receivable from Apex Silver LLC, a wholly-owned subsidiary of Apex Fintech, of $494,789 recorded in the Statement of Financial Condition as Receivables from affiliates.

CODA Markets, Inc.

CODA Markets Inc. ("CODA Markets") is a wholly-owned subsidiary of Apex Fintech. As of December 31, 2022, the Company had a payable due to CODA Markets of $135,038 recorded in the Statement of Financial Condition as Payable to affiliates.

Apex Fintech Solutions Inc.

As of December 31, 2022, the Company had a payable to Apex Fintech of $9,086,671 recorded in the Statement of Financial Condition as Payables to affiliates.

17. SIGNIFICANT SERVICE PROVIDERS

On January 1, 2019, the Company entered into a Master Services Agreement with Broadridge Financial Solutions, Inc. ("Broadridge") that expires and terminates on December 31, 2023. If the Company terminates the agreement for convenience, ACC may be obligated to pay Broadridge a termination fee, with maximum exposure of $1,015,842 as of December 31, 2022.

18. REGULATORY REQUIREMENTS

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and operates as an futures commission merchant subject to the CFTC Minimum Capital Requirement ("Regulation 1.17"). Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greater of $1,500,000, 2% of aggregate debit items arising from customer transactions or the greater of the sum of 8% of the futures customer risk maintenance margin requirement plus 8% of the futures non-customer risk maintenance margin requirement or $1,000,000, as these terms are defined. Adjusted Net Capital, aggregate debit items, and risk maintenance margin requirements change daily.

The table below summarizes net capital, minimum net capital, and excess net capital:

	December 31, 2022
Net Capital	$ 466,254,287
Minimum Net Capital	26,501,672
Excess Net Capital	439,752,615

As an FCM, the Company must maintain a risk based net capital requirement not less than 110% of CFTC minimum net capital requirement per CFTC Rule 1.17. The Company's minimum net capital requirement is $6,889,529 as of December 31, 2022.

19. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities and pledges or receives collateral as both principal and agent. If a party to a transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. When the Company acts as principal, it trades various financial instruments and enters into various investment activities, including treasury securities. Each of these financial

instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities or other underlying financial instruments may be in excess of the amounts recognized in the Statement of Financial Condition.

Collateral Finance

The Company may be required to pledge eligible collateral with its banking, or securities lending counterparties, or central clearing organizations. In the event a counterparty is unable to meet its contractual obligation to return pledged collateral, the Company may be exposed to the risk of acquiring the underlying securities at prevailing market values. All securities lending counterparty agreements are secured by securities or cash at or in excess of amounts loaned. The Company and its counterparties control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. It is the Company's policy to periodically review the credit standing of counterparties with which it conducts business.

Customer Margin

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer and broker activities by requiring the maintenance of margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and has established guidelines to require customers and brokers to deposit additional collateral or to reduce positions when necessary. Management believes that the margin deposits and collateral held as of December 31, 2022 were adequate to mitigate the risk of material loss that could be created by positions held at that time.

The Company's policy is to continually monitor its market exposure and counterparty risk and to periodically review the credit standing of all parties with which it conducts business, including correspondents, direct customers, and customers of correspondents. For customers introduced on a fully disclosed basis by introducing broker-dealers, the Company typically has a contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. The Company can offset associated client balances with their applicable correspondent balances if required or applicable. In general, the Company requires a risk deposit from introducing broker-dealers. In the event the customer or introducing broker-dealer does not perform, and the associated risk deposit is insufficient to cover the exposure, the Company is at risk of loss. Additionally, if the Company, on behalf of its correspondents and customers, has sold securities that it does not currently own, it will be obligated to purchase such securities at a future date. The Company may incur a loss if its customers do not perform and the fair value of the sold securities increases subsequent to December 31, 2022.

The Company's customer clearance and settlement activities include the acceptance and clearance of equities, fixed income, futures, and option contracts for its customers, which are primarily institutional, commercial, exchange members and retail customers introduced by registered introducing broker-dealers, and direct customers. The Company guarantees to the respective clearing houses or other broker-dealers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by regulatory bodies. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligation.

As of December 31, 2022 the Company did not have significant concentrations of credit risk with any one customer or counterparty or with any group of customers or counterparties.

20.   SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date on which the Statement of Financial Condition was issued. Other than the below items, there have been no material subsequent events that occurred during this period that could require an adjustment to the Statement of Financial Condition or disclosure in the accompanying notes.

On January 19, 2023 the Company entered into the third amendment and modification to revolving credit agreement ("Facility 5 Amended Agreement") with a financial institution, extending the maturity date to January 18, 2024.

During February 2023, the Company paid a dividend of $115 million to Apex Fintech.

SUPPLEMENTAL INFORMATION

APEX CLEARING CORPORATION
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Regulation 1.17
Under the Commodities Exchange Act

	December 31, 2022
Net Capital	
Total stockholder's equity	$ 568,908,996
Subordinated borrowings allowable in computation of net capital	—
Total capital and allowable subordinated borrowings	**568,908,996**
Deductions and/or charges:	
Non-allowable assets	
Receivables from broker-dealers	8,555,452
DTC common stock	2,670,096
Fixed assets	6,741,293
Receivables from customers	8,477,021
Other	50,112,468
Total non-allowable assets	**76,556,330**
Additional charges for customers' and non-customers' security accounts	7,944,367
Additional charges for customers' and non-customers' commodity accounts	1,411,986
Aged fails-to-deliver	174,678
Other deductions	270,400
Total deductions and/or charges	**86,357,761**
Net capital before haircuts on securities positions	482,551,235
Haircut on securities	16,296,948
Net Capital	**466,254,287**
Net capital requirement - Greater of 2% of aggregated debit items as shown in Computation for Determination of Reserve Requirements on Schedule II or $1,500,000	26,501,672
Excess Net Capital	$ 439,752,615
Percentage of net capital to aggregated debit items	35.19 %
Net capital in excess of 5% of combined aggregated debits	$ 400,000,106

APEX CLEARING CORPORATION
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Regulation 1.17
Under the Commodities Exchange Act

		December 31, 2022
Computation of Alternative Net Capital Requirement - CFTC		
Amount of customer risk maintenance margin requirement	$	86,119,115
8% of customer risk maintenance margin requirement		6,889,529
Total Alternative Net Capital Requirement	**$**	**6,889,529**
Greater of		
8% of the non-customer risk maintenance margin requirement under the Commodity Exchange Act; or $1,000,000	$	6,889,529
2% of aggregate debit items as show in Formula for Reserve Requirements pursuant to Rule 15c3-3		26,501,672
Net Capital Requirement		**26,501,672**
Excess Net Capital	**$**	**439,752,615**
Net Capital in Excess of 110% of the risk-based capital requirement under the Commodity Exchange Act	**$**	**437,102,448**

Note: The above computation does not differ from the computation for determination of Customer Reserve requirements prepared by the Company as of December 31, 2022, and filed with FINRA on January 26, 2023 on Form X-17a-5.

APEX CLEARING CORPORATION
Schedule II
Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

	December 31, 2022
Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 9,177,446,976
Monies payable against customers' securities loaned	81,153,758
Customers' securities failed to receive	26,506,642
Credit balances in firm accounts which are attributable to principal sales to customers	1,040,498
Market value of short security count differences over 30 calendar days old	1,043
Market value of short securities and credits in all suspense accounts over 30 business days	4,600,779
Market value of securities pledged to the Options Clearing Corporation for all option contracts written or purchased in customer accounts	147,774,601
Total Credit Items	**9,438,524,297**
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	1,089,603,026
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	87,162,748
Failed to deliver of customers' securities not older than 30 calendar days	543,239
Margin required and on deposit with OCC for all option contracts written or purchased in customer accounts	147,774,601
Aggregate Debit Items	1,325,083,614
Less 3% charge	39,752,508
Total Debit Items	**1,285,331,106**
Excess of total credits over total debits	**$ 8,153,193,191**
Amount held on deposit in "Reserve Bank Account " including value of qualified securities – December 31, 2022	$ 8,274,753,995
Amount allowable on deposit in "Reserve Bank Accounts" including value of qualified securities – December 31, 2022	
Amount of deposit (withdrawal) - 01/03/2023	(20,000,000)
Allowable amount in Reserve Bank Account after deposit	**$ 8,254,753,995**

Note: The above computation does not differ from the computation for determination of Customer Reserve requirements prepared by the Company as of December 31, 2022, and filed with FINRA on January 26, 2023 on Form X-17a-5.

Formula for Determination of PAB Account Reserve Requirements of Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

		December 31, 2022
Credit Balances		
Free credit balances and other credit balances in PAB security accounts	$	78,764,462
Monies payable against PAB securities loaned		1,138,500
PAB securities failed to receive		208,399
Short Sales to PAB		2,327
Total PAB Credits		80,113,688
Debit Balances		
Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		269,359
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		4,788,476
Failed to deliver of PAB securities not older than 30 calendar days		73,799
Total PAB Debits		5,131,634
Excess of total PAB credits over total PAB debits	$	74,982,054
Amount held on deposit in PAB reserve bank account – December 31, 2022	$	107,927,884
Amount of withdrawal - 01/03/2023		(13,000,000)
New amount in PAB reserve bank account after deposit	$	94,927,884

Note: The above computation does not differ from the computation for determination of PAB Reserve requirements prepared by the Company as of December 31, 2022, and filed with FINRA on January 26, 2023 on Form X-17a-5.

APEX CLEARING CORPORATION
Schedule IV
Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

	December 31, 2022	
	Market Value	**No. of Items**
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2022 (for which instructions to reduce to possession or control had been issued as of December 31, 2022, but for which the required action was not taken within the time frames specified under Rule 15c3-3)	$ —	—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2022, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3	$ —	—

		December 31, 2022
Segregation Requirement		
Net Ledger Balance		
Cash	$	97,235,710
Net Unrealized Profit in Open Futures Contracts		(802,788)
Exchange traded options		
A. Add market value of open option contracts purchased on a contract market		15,784,672
B. Deduct market value of open option contracts granted (sold) on a contract market		(35,259,695)
Add Accounts Liquidating to a Deficit and Accounts with Debit Balances - Gross Amount		542,023
Amount Required to Be Segregated		77,499,922
Funds on Deposit in Segregation		
Deposits in Segregated Funds Bank Accounts:		
Cash		9,369,976
Net Equities with other FCMs		
Net Liquidating Equity		92,744,712
Total Amount in Segregation		102,114,688
Excess (Deficiency) Funds in Segregation		24,614,766
Management Target Amount for Excess Funds in Segregation		10,000,000
Excess (Deficiency) Funds in Segregation Over (Under) Management Target Excess	$	14,614,766

Note: The are no material differences between the above computation for the determination of segregation requirements and funds in segregation pursuant to regulations under the Commodity Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II of Form X-17A-5 as filed on January 26, 2023.

	December 31, 2022
1. Amount required to be segregated in accordance with Commission regulation 32.6	$ —
2. Funds in segregated accounts	
A. Cash	—
B. Securities (at market)	—
C. Total	—
3. Excess (deficiency) funds in segregation (subtract line 2.c from line 1)	—

Note. The are no material differences between the above computation for the determination of segregation requirements and funds in segregation pursuant to regulations under the Commodity Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II of Form X-17A-5 as filed on January 26, 2023.

APEX CLEARING CORPORATION
Schedule VII
Statement of Secured Amounts and Funds Held in Separate Accounts on Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

	December 31, 2022
Foreign Futures and Foreign Options Secured Amounts	
Amount Required to be Set Aside Pursuant to Law, Rule or Regulation of a Foreign Government or a Rule of a Self-Regulatory Organization Authorized Thereunder	$ —
1. Net Ledger Balance - Foreign Futures and Foreign Options - All Customers	
A. Cash	—
B. Securities	—
2. Net Unrealized Profit (Loss) in Open Futures Contracts Traded on a Foreign Board of Trade	—
3. Exchange Traded Options:	
A. Market Value of Open Option Contracts Purchased on a Foreign Board of Trade	—
B. Market Value of Open Option Contracts Granted (Sold) on a Foreign Board of Trade	—
4. Net Equity (deficit)	—
5. Accounts Liquidating to a Deficit and Accounts with Debit Balances - Gross Amount	—
Less: Amount Offset by Customer Owned Securities	—
6. Amount Required to Be Set Aside as the Secured Amount	—
Greater of Amount Required to be Set Aside to a Foreign Jurisdiction (Above) or Line 6	—

Statement of Secured Amounts and Funds Held in Separate Accounts on Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

	December 31, 2022
Funds on Deposit in Separate Regulation 30.7 Accounts	
1. Cash in Banks:	
A. Banks Located in the United States	$ —
B. Other Banks Qualified Under Regulation 30.7	
Name(s): _____	—
2. Securities	
A. In Safekeeping with Banks Located in the United States	—
B. In Safekeeping with Other Banks Qualified Under Regulation 30.7	
Name(s): _____	—
3. Equities with Registered Futures Commission Merchants:	
A. Cash	—
B. Securities	—
C. Unrealized Gain(Loss) on Open Futures Contracts	—
D. Value of Long Option Contracts	—
E. Value of Short Option Contracts	—
4. Amount Held by Clearing Organizations for Foreign Boards of Trade	
Name(s): _____	
A. Cash	—
B. Securities	—
C. Unrealized Gain(Loss) on Open Futures Contracts	—
D. Value of Long Option Contracts	—
E. Value of Short Option Contracts	—
5. Amount Held by Members of Foreign Boards of Trade	
Name(s): _____	
A. Cash	—
B. Securities	—
C. Unrealized Gain(Loss) on Open Futures Contracts	—
D. Value of Long Option Contracts	—
E. Value of Short Option Contracts	—
6. Accounts with Other Depositories Designated by a Foreign Board of Trade	
Name(s): _____	—
7. Segregated Funds on Hand (Describe: _____)	—
8. Total Funds in Separate Section 30.7 Accounts	—
9. Excess(Deficiency) Set Aside Funds for Secured Amount (Subtract Line 7 Secured Statement from Line 8)	—
10. Management Target Amount for Excess Funds in Separate 30.7 Accounts (Unaudited)	
11. Excess(Deficiency) Funds in Separate 30.7 Accounts Over(Under) Management Target Excess (Unaudited)	$ —

Note: Apex doesn't offer Foreign Futures and Foreign Options Customer Accounts under Commission Regulation 30.7

Note: There are no material differences between the above computation for determination of Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers pursuant to regulations under the Commodity Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II Form X-17A-5 as filed on January 26, 2023.

APEX CLEARING CORPORATION
Schedule VIII
Statement of Cleared SWAPS Customer Segregation Requirements and Funds in Cleared SWAPS Customer Accounts Under 4D(F) of CEA

	December 31, 2022
Cleared SWAPS Customer Requirements	
1. Net ledger balance	
A. Cash	$ —
B. Securities (at market)	—
2. Net unrealized profit(Loss) in open cleared SWAPS derivatives	—
3. Cleared SWAPS options:	
A. Market value of open cleared SWAPS option contracts purchased	—
B. Market value of open SWAPS option contracts granted (sold)	—
4. Net equity(deficit) (add lines 1, 2 and 3)	—
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount	—
Less: amount offset by customer owned securities	—
6. Amount required to be segregated for cleared SWAPS customers (add lines 4 and 5)	—
Funds in Cleared SWAPS Customer Segregated Accounts:	
7. Deposits in cleared SWAPS customer segregated accounts at banks:	
A. Cash	—
B. Securities representing investments of cleared SWAPS customers' funds (at market)	—
C. Securities held for particular cleared SWAPS customers in lieu of cash (at market)	—
8. Margins on deposit with derivatives clearing organizations in cleared SWAPS customer segregated accounts:	
A. Cash	—
B. Securities representing investments of cleared SWAPS customers' funds (at market)	—
C. Securities held for particular cleared SWAPS customers in lieu of cash (at market)	—
9. Net settlement from 9 to) derivatives clearing organizations	—
10. Cleared SWAPS options:	
A. Value of open cleared SWAPS long option contracts	—
B. Value of open cleared SWAPS short option contracts	—
11. Net Equities with other FCMs	
A. Net Liquidating Equity	—
B. Securities representing investments of cleared SWAPS customers' funds (at market)	—
C. Securities held for particular cleared SWAPS customers in lieu of cash (at market)	—
12. Cleared SWAPS funds on hand (describe: _____)	—
13. Total amount in cleared SWAP customer segregation (add lines 7 through 12)	—
14. Excess(deficiency) funds in cleared SWAPS customer segregation (subtract line 6 from line 13)	—
15. Management Target Amount for Excess funds in cleared SWAPS segregation accounts (unaudited)	—
16. Excess (deficiency) funds in cleared SWAPS segregated accounts over (under) Management Target Excess (unaudited)	—

Note: Apex doesn't offer cleared SWAPS Customer Accounts under 4D(F) of CEA

Note: There are no material differences between the above computation for determination of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(f) of CEA pursuant to regulations under the Commodity Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II Form X-17A-5 as filed on January 26, 2023.